Exhibit 99.1

T 604.682.3701 Suite 400, 455 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 1T1 www.avino.com

November 10, 2010	TSX-V: ASM
U.S. OTC BB: ASGMF
Berlin & FSE: GV6

AVINO CLOSES $3 MILLION FINANCING

Avino Silver and Gold Mines (the “Company”) has closed a non-brokered private placement with aggregate gross proceeds of $3,000,000 from the sale of 2,400,000 units (the “Units) at a price of $1.25 per unit.  Each unit is comprised of one common share and one non-transferrable share purchase warrant (a “Warrant”).  Each warrant entitles the investor to purchase one additional common share at an exercise price of $1.52 with a term of three (3) years until November 10, 2013.   The common shares issued, and any common shares issued pursuant to the exercise of Warrant prior to March 11, 2011 will be restricted from trading until March 11, 2011.

The Company is pleased to have Sprott Asset Management LP (“Sprott”), on behalf of certain funds and managed accounts participate in the private placement.   Sprott has been instrumental in the development of countless successful mining ventures and is a leading independent asset manager dedicated to achieving superior returns for its clients over the long term.  Sprott manages several billion dollars through multiple funds and has been the winner of numerous prestigious distinctions that are awarded to Funds providing superior returns.

No commissions or fees are payable in connection with this financing.  The net proceeds of this Offering will be used to advance the Company’s San Gonzalo silver, gold, lead and zinc project at Durango, Mexico and general working capital requirements.

Founded in 1968, Avino has established a long record of mining and exploration in Mexico. The Company's focus is to bring the property to production. Avino remains well funded.

For more information on the San Gonzalo project, visit the Company’s website at www.avino.com

ON BEHALF OF THE BOARD

“David Wolfin”
______________________________
David Wolfin
President & CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.